J.P. MORGAN SECURITIES LLC 383 Madison Avenue New York, New York 10079	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED One Bryant Park New York, New York 10036

April 28, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549-3628

Attention:                                         Suzanne Hayes

Re:                             Ares Management, L.P.

Registration Statement on Form S-1

File No. 333-194919

Acceleration Request

Ladies and Gentlemen:

As representatives of the several underwriters of the proposed public offering of 18,196,436 shares of common stock of Ares Management, L.P. (the “Company”), we hereby join the Company’s request to accelerate the date of the above-referenced Registration Statement, as then amended, effective as of 4:00 p.m. (New York time) on April 30, 2014, or as soon thereafter as is practicable.

Pursuant to Rule 460 under the Securities Act of 1933, as amended, we wish to advise you that we have distributed approximately 10,165 copies of the Company’s preliminary prospectus, dated April 22, 2014, through the date hereof, to underwriters, dealers, institutions and others.

The undersigned have been informed by the participating underwriters that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

(Signature Page Follows)

Very truly yours,

J.P. MORGAN SECURITIES LLC
MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

As representatives of the several underwriters

By J.P. MORGAN SECURITIES LLC

By:	/s/ Hank Wilson
Authorized Representative

By MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Michele A.H. Allong
Authorized Representative